Asure Software, Inc.
110 Wild Basin Road, Suite 100
Austin, Texas 78746

September 25, 2012

Ms. Katherine Wray, Attorney-Advisor
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	Asure Software, Inc.
Registration Statement on Form S-3
File No. 333-182828

Dear Ms. Wray:

We have today filed Pre-Effective Amendment No. 1 to the above registration statement and are writing to respond to the Staff’s comments expressed in your letter of August 20, 2012:

General

1.           We refer to your acquisition of Meeting Maker – United States, Inc., disclosed in your Form 8-K filed July 6, 2012. This acquisition appears significant under the investment test set forth in Rule 8-04(b)(1) of Regulation S-X at the greater-than-50% level. Accordingly, please provide the financial information called for by Rules 8-04(c) and 8-05 of Regulation S-X prior to the requested effective date of the registration statement; or advise.

Our response:  On September 17, 2012, we filed an amendment on Form 8-K/A to our Current Report on Form 8-K dated July 1, 2012 to provide the requisite financial information noted by the Staff.  We filed an amendment to the Form 8-K/A on September 24, 2012 to correct certain information.

Incorporation of Documents by Reference, page 16

2.           It appears you should expressly incorporate by reference your Form 8-K filed March 12, 2012, and any other reports not already listed that were required to be filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your fiscal year 2011. Refer to Item 12(a)(2) of Form S-3 and revise accordingly.

Our response:  We have amended our filing to incorporate the additional reports.

Exhibit 5.1

3.           We note that the legality opinion is limited to the laws of the State of Minnesota and the federal laws of the United States. Please have counsel provide a revised opinion that is given under the Delaware General Corporation Law, since the company is a Delaware corporation.

Our response:  We have filed an amended legal opinion covering Delaware law.

Under separate cover, we are requesting acceleration of our registration statement.  We appreciate your earliest accommodation of our request.

Very truly yours,

ASURE SOFTWARE, INC.

By     /s/ Patrick Goepel
Patrick Goepel, President and
Chief Executive Officer